

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005509

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/12/15

March 6, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(12)
Public
Availability: 3-6-15

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2015

Dear Mr. Dunn:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to JPMorgan Chase by Jing Zhao. We also have received a letter from the proponent dated January 17, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao
FISMA & OMB MEMORANDUM M-07-16

March 6, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2015

The proposal recommends that the company establish an international policy committee with outside independent experts to assist the board of directors in advising the company's policies and overseeing the company's practice regarding matters specified in the proposal.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that JPMorgan Chase's policies, practices and procedures compare favorably with the guidelines of the proposal and that JPMorgan Chase has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Jaqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB MEMORANDUM M-07-16

January 17, 2015

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao for Inclusion

in JPMorgan Chase & Co. 2015 Proxy Statement

Ladies and Gentlemen:

This letter briefly rebuts JPMorgan Chase & Co. (the Company) of its two baseless "bases" to exclude my proposal, as shown in Morrison & Foerster LLP's January 12, 2015 letter to the SEC.

• Although my proposal deals with matters relating to the Company's business operations, as every proposal does, it does not require that these tasks to "be subject to direct shareholder oversight", nor it "seeks to 'micro-manage' the company" (p.3). For example, even though the letter claims that "any determination regarding revision of the Codes is an ordinary business activity for the Company" (p.6), an International Policy Committee can and should assist the Board of Directors in advising the Company's policies and overseeing the Company's practice regarding revision of the codes. In fact, in 2010-2011, I was invited with other outside experts by Intel to review its Human Rights Principles and Code of Conduct and other policies (see, for example, Intel letter to me on Feb. 22, 2011 http://cpri.tripod.com/cpr2011/Intel_Zhao_letter.pdf). There is no need to clarify that my proposal per se is not "seeking implementation of a code of ethics" (p.6). The letter does correctly states: "Staff Legal Bulletin No. 14E (Oct. 27, 2009) provides that proposals generally will not be excluded if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote" (p.6). My proposal is such a proposal appropriate for a shareholder vote.

• The letter does not demonstrate that the Company has substantially implemented my proposal. If the Company has substantially implemented my proposal, why there are so many unethical and unlawful corruption conducts of the Company in China and the world? Regarding the "J.P. Morgan International Council," the letter accuses that my proposal "includes no critique of the Council's performance or role" (p.11). However, shareholders nowhere can find any document defining the Council's performance or role, except a merely decorative name list. Furthermore, if my proposal to establish an international policy committee deals with matters relating to the Company's ordinary business operations, how could the International Council substantially implement such a proposal?

Shareholders have the right to vote on this significant policy issue to improve the Company's international policy. Should you have any questions, please contact me at

FISMA & OMB MEMORANDUM M-07-16

Respectfully,



Jing Zhao

Cc: Martin P. Dunn at mdunn@mofo.com, Scott Lesmes SLesmes@mofo.com, "Scott, Linda E" linda.e.scott@chase.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 12, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Jing Zhao

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Jing Zhao (the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Jing Zhao via email at zhao.cpri@gmail.com or via facsimile at (925) 643-5034.

I. SUMMARY OF THE PROPOSAL

On September 30, 2014, the Company received an email from Jing Zhao containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> Resolved: shareholders recommend that JPMorgan Chase & Co. (the firm) establish an International Policy Committee with outside independent experts to assist the Board of Directors in advising the firm's policies and overseeing the firm's practice regarding environment, human rights, social responsibility, business ethics, regulations, legitimacy, and other international policy issues that may affect the firm's operations, performance, reputation, and shareholders' value.

II. EXCLUSION OF THE PROPOSAL

A. Bases For Excluding The Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal.

B. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998***

Release"). In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Proposal requests that the Company "establish an International Policy Committee" that would "assist the Board of Directors in advising the firm's policies and overseeing the firm's practice regarding environment, human rights, social responsibility, business ethics, regulations, legitimacy, and other international policy issues. . . ." The Proposal's focus on numerous ordinary business matters such as the general conduct of a legal compliance program and adherence to ethical business practices and policies, is fundamental to managements' ability to run the Company on a day-to-day basis. Although the Proposal relates to formation of a committee, the Commission has long held that such proposals should be evaluated on the basis of the underlying subject matter of a proposal when applying Rule 14a-8(i)(7). *See* Commission Release No. 34-20091 (Aug. 16, 1983).

The Proposal's resolved clause lists seven items to be overseen by the requested international policy committee. As a number of these seven listed items address "ordinary business" matters, the Company may properly omit the Proposal in reliance on Rule 14a-8(i)(7).

1. The Items Listed in the Proposal Include Matters Relating to the General Conduct of a Legal Compliance Program

The Proposal may be properly omitted under Rule 14a-8(i)(7) because the Proposal and Supporting Statement deal with the Company's compliance with law. The Proposal requests that the proposed committee "assist the Board of Directors in advising the [Company]'s policies" and "overseeing the [Company]'s practice" regarding, among other things, "regulations," clearly a matter of legal compliance, in addition to the "environment, human rights, social responsibility, business ethics ... and other international policy issues" that necessarily would involve legal compliance matters as well. Additionally, the Supporting Statement, in arguing the inadequacy of the Company's existing J.P. Morgan International Council, as discussed further below, states that without the committee the Proponent has requested, the Company "cannot legitimately and ethically deal with today's complicated international affairs." The Proposal's references to the alleged failure of the Company to "legitimately and ethically deal with ... international affairs" demonstrate the Proposal and Supporting Statement are inextricably tied to the Company's legal compliance efforts. In summary, the Proposal requests the creation of a committee of independent consultants to assist the Company's Board of Directors with its oversight of the Company's policies and practices with respect to matters that involve a wide range of potential legal issues. In the Company's view, the subject matter of the Proposal is the Company's compliance with applicable laws, which is essential to day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *JPMorgan Chase & Co.* (Mar. 13, 2014), a proposal requested a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. In its request, the company noted that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *The AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.*, general conduct of a legal compliance program)." In *Halliburton Company* (Mar. 10, 2006), a proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred with the omission of the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (in which the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (concurring with the omission of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs").

As a global financial services firm, the Company employs approximately 240,000 people, working in more than 60 countries and 2,100 U.S. cities across four major business segments. Accordingly, the Company is subject to extensive and comprehensive regulation under federal and state laws in the United States and the laws of the various jurisdictions outside the United States in which the Company does business. These laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, as well as impact the costs of its products and services. Laws and regulations affecting the Company's business globally change frequently, and management regularly must adjust the Company's business activities in accordance with such changes.

The Company has separate Legal and Compliance Departments that are integrally related in their work on matters related to legal risk. Compliance teams work closely with senior management to provide independent review and oversight of the Company's operations, with a focus on compliance with applicable global, regional and local laws and regulations. The Legal Department serves a variety of functions, many of which are control related. The Company's lawyers provide legal advice and assist in efforts to ensure compliance with all applicable laws and regulations and the Company's corporate standards for doing business. At the Board of Directors level, the Audit Committee provides oversight of management's responsibilities to assure there is in place an effective system of controls reasonably designed to maintain compliance with laws and regulations. The Company expends substantial resources on legal and regulatory compliance, which is necessary given the breadth and dynamic nature of the global legal and regulatory environment within which the Company conducts its business. Accordingly, compliance with law and regulation is a fundamental management function at the Company that is similar to, or even more expansive than, the circumstances that existed in *The AES Corp.*, and not an activity that can be practically overseen by shareholders as the Proposal requests.

Accordingly, as the Proposal addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. *The Listed Items Include Matters Relating to the Company's Adherence to Ethical Business Practices and Policies, which Are Addressed in the Company's Code of Conduct and Code of Ethics For Finance Professionals*

The Proposal may be properly omitted because it requests that the Company establish an "International Policy Committee ... to assist the Board of Directors" with respect to Company's policies and procedures regarding "environment, human rights, social responsibility, business ethics, regulations, ... and other international policy issues." The Supporting Statement further asserts that the Company "cannot legitimately and ethically deal with today's complicated international affairs" without such a committee. These references relate, at least in part, to the Company's ethical business practices and policies, and the Staff has consistently concurred with the omission of similar proposals from company proxy materials as relating to ordinary business operations. In *The Walt Disney Company* (Dec. 12, 2011), a proposal requested a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors. The Staff found that the proposal was excludable as relating to the Company's ordinary business operations, confirming that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *See also Verizon Communications Inc.* (Jan. 10, 2011) (same); and *International Business Machines Corp.* (Jan. 7, 2010) (same).

The Company's commitment to legal obligations and ethical business practices is reflected in, and substantially implemented through, the Company's Code of Conduct and Code of Ethics for Finance Professionals (together, the "***Codes***"), and any change in this area would require changes to the Codes. It is important for the Company to maintain managerial control over its workforce, which includes having control over the Codes. Accordingly, any determination regarding revision of the Codes is an ordinary business activity for the Company, as it is with all public companies.

Historically, the Staff has concurred with the omission of proposals that deal with a company's code of conduct or code of ethics under Rule 14a-8(i)(7). *See, e.g., International Business Machines Corp.*; *The AES Corp.*; and *Monsanto*. In *NYNEX Corporation* (Feb. 1, 1989), the Staff concurred with the omission of a proposal that sought to specify "the particular topics to be addressed in the Company's code of conduct" to be excludable. *See also USX Corporation* (Dec. 28, 1995) (concurring with the omission of a proposal seeking implementation of a code of ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics"); and *Barnett Banks, Inc.* (Dec. 18, 1995) (concurring with the omission of a proposal excludable as relating to ordinary business where it dealt with "the preparation and publication of a Code of Ethics"). *See also Intel Corporation* (Mar. 18, 1999) (concurring with the omission of a proposal requesting that the board implement an "Employee Bill of Rights" because it related to the company's ordinary business operations (*i.e.*, management of the workforce)).

Accordingly, as the Proposal relates to the Company's general adherence to ethical business practices and policies, and if adopted, the Proposal likely would require consideration and implementation of changes to the terms of the Company's Codes, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. The Proposal Does Not Focus on a Significant Policy Issue

Staff Legal Bulletin No. 14E (Oct. 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. While the Staff has found some human rights, environmental, and social responsibility proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, as is the case here, Staff precedent indicates that the proposal may be omitted.

The Staff historically has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. For example, in *General Electric Co.* (Feb. 3, 2005), the Staff expressed the view that a proposal requesting that the company issue a statement that provided information relating to the elimination of jobs within General Electric and/or the relocation of U.S.-based jobs by General Electric to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to General Electric's ordinary business operations (*i.e.*, management of the workforce). Although it appeared that the proposal addressed the issue of "offshoring," a significant social policy issue, the proposal submitted to General Electric was not limited to that issue and encompassed both ordinary business matters and extraordinary business matters and, as such, the Staff agreed with General Electric's view that the proposal could be omitted. In addition, in *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred with the omission of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations."

Further, a proposal and supporting statement may be omitted if their overall focus (as opposed to the scope of the resolution) is not on a significant policy issue or other matter that is outside of ordinary business. For example, in *Dominion Resources, Inc.* (Feb. 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The Staff concurred with the omission of the proposal, even though the proposal touched upon environmental topics, noting that the proposal related to "the products and services offered for sale by the company."

Similar to the proposals in *General Electric Co.*, *Wal-Mart Stores, Inc.* and *Dominion Resources*, while the Proposal touches on human rights, environmental considerations, and social responsibility, the Proposal's main focus is on the business issue of the general conduct of the Company's legal compliance program and adherence with ethical business practices and policies, rather than social impact. Based on the Proposal, in which the Proponent indicated that the requested international policy committee should address the listed matters and "other international policy issues that may affect the firm's operations, performance, reputation, and shareholders' value," it does not appear that the desired effect of the Proposal is driven entirely by human rights or social concerns. Indeed, the Supporting Statement highlights statements from the Company's annual report on Form 10-K for the year ended and December 31, 2013 (the "***2013 Annual Report***") regarding growing international competition, particularly in the China region. These statements make clear that the Proposal relates to the future performance and competitiveness of the Company's international business operations and not to the human rights issues themselves.

In *The Western Union Co.* (Mar. 6, 2009), the Staff addressed a proposal requesting the company to amend its bylaws to authorize the board to establish a board committee on public affairs. Although the proposal indicated that the committee should address "delivery of our company's services to lower-wage and/or immigrant workers," the company expressed the view that "the focus of the proposal is not on a specific public policy issue, but on ensuring that a mechanism exists for the company to monitor public policy developments in a way that ensures the Company can continue to deliver services to its customers." The Staff agreed, concurring with the company's request to omit the proposal pursuant to Rule 14a-8(i)(7) as "relating to Western Union's ordinary business operations." Like the proposal in *Western Union*, although the Proposal may reference a public policy issue (*e.g.*, human rights), the focus of the Proposal is on the general conduct of its legal compliance program and adherence with ethical business practices and policies.

The Company's omission of the Proposal in reliance on Rule 14a-8(i)(7) is consistent with the Staff's longstanding position regarding the omission of proposals that relate to both ordinary business matters and public policy issues. To the extent the seven listed items are to be addressed by the requested international policy committee, the Proposal relates to legal and compliance matters, and adherence with ethical business practices and policies. Accordingly, it is the Company's view that it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Omitted in Reliance On Rule 14a-8(i)(10), As The Company Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that this exclusion in Rule 14a-8 is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976).

1. The Company's Policies, Practices and Procedures Compare Favorably with the Guidelines of the Proposal

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). Instead, the Staff has said that a proposal is substantially implemented if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corp.* (Feb. 21, 2012) (concurring with the omission of a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions as substantially implemented because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compared favorably with the guidelines of the proposal). *See also* Apple Inc. (Dec. 11, 2014) (concurring with the omission of a proposal requesting the formation of a committee to assist the Company's board of directors in overseeing policies and practice related to public policy issues as substantially implemented because "Apple's policies, practices and procedures compare favorably with the guidelines of the proposal"); *The Goldman Sachs Group, Inc.* (Feb. 12, 2012) (concurring with the omission of a proposal requesting the formation of a committee to assist the Company's board of directors in overseeing policies and practice related to public policy and corporate citizenship as substantially implemented because "Goldman Sachs' policies, practices and procedures compare favorably with the guidelines of the proposal"); *The Goldman Sachs Group, Inc.* (Mar. 15, 2012) (concurring with the omission of a proposal requesting the formation of a board committee to review and report how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation as substantially implemented because the "public disclosures" in the company's proxy statement "compare[d] favorably with the guidelines of the proposal"); and *Entergy Corp.* (Feb. 14, 2012) (concurring with the omission of a proposal requesting the appointment of a board committee to review and report on the company's nuclear safety policies as substantially implemented because the "public disclosures" in the company's safety policy and sustainability report "compare[d] favorably with the guidelines of the proposal").

The Proponent argues the need for the Proposal, and the need for a committee to assist the board with its oversight of policies and procedures relating to, among other things, "environment, human rights, social responsibility, business ethics, regulations ... and other international policy issues," by stating that the Company "cannot legitimately and ethically deal with today's complicated international affairs affecting [the Company's] business" without an international policy committee. The Company, however, has existing robust systems and controls designed to oversee the matters listed in the Proposal, including international affairs, as part of the Company's ordinary business operations.

The Company employs approximately 240,000 people, working in more than 60 countries and 2,100 U.S. cities across four major business segments. In addition, as noted in the Proposal and Supporting Statement (which was taken from the 2013 Annual Report), approximately half of the Company's corporate and investment bank segment's revenue stems from international business activities and more than 60% of the bank's clients are international. Further, nearly 60% of the corporate and investment bank segment's employees are based in offices throughout Europe, the Middle East, Africa, the Asia Pacific and Latin America. As such a global financial services firm, the Company is subject to extensive regulation under laws of the various jurisdictions outside the United States in which the Company does business, in addition to federal and state laws in the United States. These laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, as well as impact the costs of its products and services. Laws and regulations affecting the Company's business globally change frequently, and management regularly must adjust the Company's business activities in accordance with such changes. Accordingly, compliance with law and regulation is a fundamental management function at the Company. In addition, at the Board level, the primary responsibility with respect to oversight of operating risk, legal risk and compliance risk rests with the Audit Committee. The Audit Committee provides oversight of management's responsibilities to assure there is in place an effective system of controls reasonably designed to maintain compliance with laws and regulations. In connection with the above legal compliance activities, the Company expends substantial resources, which is necessary given the breadth and dynamic nature of the global regulatory environment within which the Company conducts its business.

In sum, the Proposal has been substantially implemented as a result of the Company's above-referenced policies, practices and procedures and public disclosures, which compare favorably with the guidelines of the Proposal.

2. The Proposal Has Been Substantially Implemented through the J.P. Morgan International Council

As noted in the Supporting Statement, there currently exists the J.P. Morgan International Council (the "***Council***"). The Council was founded in 1965 as an advisory group whose stature and experience could help the Company to better understand key global trends. Since its inception, the Council has provided the Company, including its directors and senior management, with valuable insight to help build our international business. The Council has approximately 30 members composed of representatives from the United States and from eighteen other countries and includes leaders in public service and business. Over the years, the Council has played a critical role in helping to inform the Company's strategy, while at the same time providing the diverse perspectives needed to develop the most innovative solutions for the Company's clients. Each year, the Council meets to discuss the major issues affecting the economic and geopolitical landscape, including several of the matters set forth in the Proposal. Members of senior management and the Company's directors are invited to these meetings and attend regularly.

The Staff has consistently concurred with the omission of proposals that request the formation of a board committee when the subject matter to be addressed is already within the scope of an existing board committee. *See, e.g., Siliconix Inc.* (Mar. 1, 2004) (concurring with the omission of a proposal requesting the formation of a committee to review related party transactions as substantially implemented by the company's then-existing audit committee); *Fin. Indus. Corp.* (Mar. 28, 2003) (concurring with the omission of a proposal requesting the appointment of a committee to engage an investment bank to explore a merger as substantially implemented by the company's then-existing special committee of the board); *The Columbia/RCA Healthcare Corp.* (Feb. 18, 1998) (concurring with the omission of a proposal requesting the formation of a committee to oversee anti-fraud compliance as substantially implemented by the company's then-existing ethics committee); *ITT Corp.* (Mar. 24, 1992) (concurring with the omission of a proposal requesting the appointment of an environmental affairs committee as substantially implemented by the company's then-existing legal affairs committee); and *Woolworth Corp.* (Apr. 11, 1991) (concurring with the omission of a proposal requesting the appointment of a committee to investigate the issue of animal neglect and mistreatment as substantially implemented by the company's then-existing pet advisory board). It is not clear from the Proposal whether the Proponent seeks a committee of the Board of Directors or a non-Board committee that advises the Board. We believe the distinction is irrelevant for purposes of applying the above precedent to the Company's facts, as the committees in all instances are intended to assist the boards of directors in fulfilling their oversight responsibilities with respect to various enumerated matters.

The Proposal requests the formation of an "International Policy Committee" "with outside independent experts" to advise the Company's Board of Directors on the various listed matters. As noted above, the Council is an advisory group that assists the Company in better understanding key global trends and provides valuable insight with regard to international business and strategy. Each year, the Council meets to discuss the major issues affecting the economic and geopolitical landscape, including several of the matters set forth in the Proposal. Members of senior management and the Company's directors are invited to these meetings and attend regularly.

Although the Proposal does not discuss in detail the Proponent's expectations with respect to the proposed International Policy Committee, the Proponent notes that the Proposal seeks to replace the Council with such committee as, in the Proponent's view, the Council is "merely decorative." This view of the Proponent appears to be rooted in Proponent's views with respect to the current Council members, rather than the role of the Council itself. In this regard, while the Supporting Statement includes disparaging remarks with respect to members of the Council, it includes no critique of the Council's performance or role and appears to seek a new committee performing the role of the Council because the Proponent is not satisfied with the membership of the Council. The Company further believes the Proposal's focus provides evidence of substantial implementation of the Proposal as it does not include criticism of the role of the existing Council. As the Council fulfills the role of the committee sought by the Proposal, the Proposal has been substantially implemented and the Proponent's apparent disagreement with whom should serve on the council is not sufficient to support a conclusion otherwise. Accordingly, the Company believes it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Jing Zhao
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From:	JING ZHAO ***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Tuesday, September 30, 2014 3:04 PM
To:	Corporate Secretary
Subject:	Re: Shareholder Proposal on International Policy Committee
Attachments:	jpm_shareholder_proposal_2015.pdf

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2015 annual meeting of shareholders and a letter of my shares ownership. I will continuously hold these shares until the 2015 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB MEMORANDUM M-07-16***

Yours truly,

Jing Zhao
US-Japan-China Comparative Policy Research Institute

FISMA & OMB MEMORANDUM M-07-16

September 30, 2014

Secretary
JPMorgan Chase & Co.
Office of the Secretary
270 Park Avenue
New York, NY 10017
(also via corporate.secretary@jpmchase.com)

Re: Shareholder Proposal on International Policy Committee

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2015 annual meeting of shareholders and a letter of my shares ownership. I will continuously hold these shares until the 2015 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB MEMORANDUM M-07-16***

FISMA & OMB MEMORANDUM M-07-16

Yours truly,



Jing Zhao

Enclosure: Shareholder proposal
Letter of Jing Zhao's shares ownership

Shareholder Proposal on International Policy Committee

Resolved: shareholders recommend that JPMorgan Chase & Co. (the firm) establish an International Policy Committee with outside independent experts to assist the Board of Directors in advising the firm's policies and overseeing the firm's practice regarding environment, human rights, social responsibility, business ethics, regulations, legitimacy, and other international policy issues that may affect the firm's operations, performance, reputation, and shareholders' value.

Supporting Statement

"Virtually half of the CIB's revenue today stems from international business activities and has grown at a compound annual growth rate of 5% since 2010. More than 60% of our clients are international. Of our total employees, close to 60% are based in offices through EMEA, Asia Pacific and Latin America." (Annual Report 2013 p.42. CIB=Corporate & Investment Bank, EMEA=Europe, Middle East and Africa.) "What we can predict is that we are going to have tough global competitors." "Today, there are four very large rapidly growing Chinese banks. They may be operating under less restrictive rules than we are. They are ambitious, and they have a strategic reason to go global (following their rapidly growing Chinese companies overseas)." (ibid. p.18) "By 2025, emerging regions are expected to be home to almost 230 companies in the Fortune Global 500, up from 85 in 2010. Of the 230 emerging region companies, 120 are expected to be in the China region." (ibid. p.24)

Although the firm has a "J. P. Morgan International Council" (ibid. p.348), most of the council members are not qualified or unable to perform their job. For example, the Chairman of the council Tony Blair misled the UK and the US to the disastrous Iraq War in 2003; Council member Tung Chee Hwa was forced to resign from Hong Kong's Administrative Head because Hong Kong's people did not trust him, and it is a violation to serve a foreign commercial firm as current Vice Chairman of National Committee of the Chinese People's Political Consultative Conference; Council member Gao Xi-Qing has the same ethical and regulatory problem as Vice Chairman and President of China Investment Corporation. That is why although "[w]e've been in China for 93 years" (ibid. p.42), the public only noticed the firm from such unethical practice as the widely reported "daughters & sons project" to bribe Chinese high government officers. This kind of practice gravely undermines the firm's legitimacy doing business in China. In the case of the largest IPO on September 19, 2014, the firm facilitated the corrupted conglomerate Alibaba to the U.S. market (for example, its main inside investors include former Chinese President Jiang Zemin's grandson; its boss openly praised Deng Xiaoping for his role in the 1989 Tiananmen massacre).

Without an international policy committee, the firm under one CEO-Chairman cannot legitimately and ethically deal with today's complicated international affairs affecting our business. It is time for the firm now to replace the merely decorative J. P. Morgan International Council with an International Policy Committee.



09/30/2014

Jing Zhao

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade Account Ending in MEMORANDUM M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm you have continuously held 65 shares of JPMorgan Chase & Co. (NYSE:JPM) since 04/17/2013.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Catherine Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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